Mail Stop 4561
Via Fax (781) 890-4848

November 23, 2009

Christopher Menard
Senior VP, Chief Financial Officer
Phase Forward Incorporated
77 Fourth Avenue
Waltham, MA 02451

> **Re: Phase Forward Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 000-50839**

Dear Mr. Menard:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

"The loss of one or more major customers …," page 21

1.   We note that GlaxoSmithKline accounted for approximately 18%, 15% and 12% of your total revenues in the years 2006, 2007 and 2008, respectively. As it appears that you are substantially dependant upon this relationship, please expand your disclosure in your "Business" section to describe the material terms of your

agreement(s) with GlaxoSmithKline. In your response letter, please explain the nature of your contractual relationship(s) with GlaxoSmithKline. If a single contract or a series of similar contracts with GlaxoSmithKline accounts for more than ten percent of your revenues, please advise us as to why you have not filed your agreement(s) with this customer. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

2.   Please consider expanding your "Overview" section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Phase Forward's executives focus on in evaluating financial condition and operating performance. In this regard, we note your focus on expanding your product portfolio and the relationships with CROs and IT service providers. Please also consider addressing the material operations, risks and challenges facing Phase Forward and how management is dealing with these issues. For example, we note that you are focused on integrating and educating customers on Phase Forward's expanded value proposition and the ability to lower total cost of ownership through a single supplier relationship. We also note that you have been experiencing growth and geographic expansion, which may present challenges you could discuss, as material. Refer to Release No. 33-8350.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

3.   We note your disclosure on page 61 where you indicate a 10% unfavorable movement in foreign currency exchange rates may expose you to significant losses in earnings or cash flows or significantly diminish the fair value of your foreign currency financial instruments. Tell us how you considered quantifying this potential loss pursuant to Item 305(a)(ii)(A) of Regulation S-K.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation and Other Information Concerning Directors and Officers

Compensation Discussion and Analysis, page 17

General

4.   We note your use of peer group market data and that you generally target total compensation between the median and the 75th percentile of comparable public

companies within your peer group. Please clarify what consideration you gave to including a discussion of where actual payments fell within targeted parameters for each element of your compensation program.

Annual Cash Compensation

Base Salary, page 19

5.   We note your statement that adjustments to base salaries reflect market increases, your growth and stage of development, your executives' performance and increased experience, any changes in your executives' roles and responsibilities and other factors. However, your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. In this regard, your discussion of base salary increases provides only a general analysis of how the Committee determined the increases. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

6.   We note that "[t]he Management Development and Compensation Committee may also, in its discretion, award bonuses to our named executive officers based upon such other terms and conditions as the Management Development and Compensation Committee may determine." Please clarify the degree of discretion that the Management Development and Compensation Committee has and describe the circumstances under which the discretion would be used.

7.   We note that the 2008 Sales Executive Plan provided Mr. Powell with a base salary and a targeted variable compensation and that half of the targeted variable compensation was subject to the attainment of the profitability goals under the 2008 Management Incentive Plan and half of the targeted variable compensation was subject to the attainment of "specified annual corporate bookings goals." Please tell us why you have not provided quantitative disclosure of the "specified annual corporate bookings goals." We also note that the Management Development and Compensation Committee has selected the financial and operational metric for 2009 (i.e., your operating income before amortization of intangibles, stock based compensation expenses, acquired deferred revenue and backlog adjustment) but that you have not provided quantitative disclosure of these goals, either. If you believe that disclosure of these performance targets is

not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have performed this analysis.

Discretionary Bonuses, page 22

8.   We note your statement that you awarded an additional cash bonus of $47,000 to each of Messrs. Weismann, Rosenberg, and Buchler in recognition of the "extraordinary contributions" that these individuals made to the company's performance during 2008. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from definitive proxy materials), page 36

9.   We note that it is your policy that all related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K be reviewed and approved by your Audit and Finance Committee and that this requirement would generally apply to transactions exceeding $120,000 between you and any related persons. However, your Certain Relationships and Related Transactions section should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the standards to be applied pursuant to such policies and procedures and (ii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief